October 8, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention:	Anne Nguyen Parker
Division of Corporate Finance

Re:	Dominion Midstream Partners, LP
Registration Statement on Form S-1 (File No. 333-194864)

Ladies and Gentlemen:

As the representatives of the several underwriters of the Dominion Midstream Partners, LP (the “Partnership”) proposed initial public offering of up to 17,500,000 common units representing limited partner interests in the Partnership, we hereby join the Partnership’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m., Washington, D.C. time, on October 10, 2014, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Preliminary Prospectus, October 6, 2014, through the date hereof:

Preliminary Prospectus, dated October 6, 2014:

3,120 copies to prospective underwriters, institutional investors, dealers and others.

[The remainder of this page intentionally left blank.]

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

BARCLAYS CAPITAL INC.
CITIGROUP GLOBAL MARKETS INC.
J.P. MORGAN SECURITIES LLC,
As Representatives of the several
Underwriters

By:	BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name:	Victoria Hale
Title:	Vice President

By:	CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Michael J. Casey
Name:	Michael J. Casey
Title:	Managing Director

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Geoffrey Paul
Name:	Geoffrey Paul
Title:	Executive Director